Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)

						9 Months	9 Months	12 Months
						Ended	Ended	Ended
Earnings:	2006	2007	2008	2009	2010	September 30, 2010	September 30, 2011	September 30, 2011

Income from continuing operations
before tax and noncontrolling interest	$ 1,540	$ 1,400	$ 1,246	$ 1,620	$ 1,532	$ 1,235	$ 1,378	$ 1,675
Less: Income from equity investees	-	-	-	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	1,235	1,378	1,675
Add:
Fixed charges (see below)	502	540	520	535	565	418	461	612
Amortization of capitalized interest	1	2	2	2	2	1	2	3
Distributed income of equity investees	-	-	-	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-	-	-	-
Subtract:
Interest capitalized	(2)	(3)	(3)	(4)	(7)	(5)	(5)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(77)	(74)	(75)	(73)	(73)	(57)	(69)	(89)
Noncontrolling interest of subsidiaries that have not
incurred fixed charges - pre-tax basis	(275)	(305)	(170)	(94)	-	-	-	-

Earnings as adjusted	$ 1,689	$ 1,560	$ 1,520	$ 1,986	$ 2,019	$ 1,592	$ 1,767	$ 2,194

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$ 399	$ 429	$ 407	$ 420	$ 429	$ 315	$ 344	$ 458
Add: AFUDC	19	25	27	32	43	32	32	43
Interest expenses - net of capitalized interest	418	454	434	452	472	347	376	501
Interest capitalized (2)	3	3	3	4	7	5	5	7
Interest portion of rental expense (3)	4	9	8	6	13	9	11	15
Preferred and preference stock dividend
requirement - pre-tax basis	77	74	75	73	73	57	69	89

Total fixed charges	$ 502	$ 540	$ 520	$ 535	$ 565	$ 418	$ 461	$ 612

Ratio	3.36	2.89	2.92	3.71	3.57	3.81	3.83	3.58

(1)						Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)						Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.